Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: May 3, 2013

Key Messages for OfficeMax Associates

May 3, 2013

(The following messages are for use by OfficeMax Change Leaders, their peers and direct reports in communicating with OfficeMax Associates about the proposed merger of OfficeMax and Office Depot.)

Key Messages:

•	The pending merger of equals between OfficeMax and Office Depot will create a global office solutions company, which would have had pro forma combined annual revenue for 2012 of approximately $18 billion.

•	The merger is the right opportunity at the right time, as it will bring together two leading companies who share a common goal – to become a stronger, more efficient global provider of office solutions.

•	The merger agreement was unanimously approved by the Boards of Directors of both companies.

•	This combination would accelerate OfficeMax’s long-term strategy and better position the combined company to drive innovation aimed at helping our customers – both consumers and business customers – to make better choices and, in so doing, to build deeper partnerships and brand loyalty.

•	The merger will create a stronger, more efficient competitor better positioned to meet the growing challenges of a rapidly changing office solutions industry.

o	Office Depot and OfficeMax both face increasing competition from online retailers, mass merchants, warehouse clubs, electronic super stores, mailing and copying centers, and traditional office products sellers, all of whom continue to expand their product and service offerings.

•	As two leading companies, we will have the opportunity to build on our strong digital platforms and expand our multichannel capabilities to better serve our customers and compete more effectively.

o	Most external views on the benefits of the merger continue to be positive. Here is an exciting quote from Internet Retailer: “ … the combined company … would be the third-leading online retailer in North America based on 2011 sales, edging past previous No. 3 Apple … according to an Internet Retailer estimate.” (Internet Retailer, February 20, 2013)

•	We are confident that there will be exciting new opportunities for Associates as part of a global business. This merger represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.

•	Until the transaction closes OfficeMax will continue to compete vigorously with all its competitors, including Office Depot, aiming to provide customers with the best solutions to move their businesses ahead. We will continue to aggressively pursue our strategic plan, and will continue to need talent to help us execute on those plans.

Merger of Equals Facts:

•	The transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

•	The merger is expected to deliver $400-$600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies

•	A CEO for the combined company will be named by the selection committee that was announced on April 9, 2013. The selection committee is made up of three independent Board members from each company. Ravi Saligram, President and CEO of OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot – along with external candidates – will be considered in the search process.

•	On April 9, 2013, Office Depot and OfficeMax announced the selection of key executives from both companies who will oversee the integration planning process for the combined company.

o	OfficeMax EVP, CFO and Chief Administrative Officer Bruce Besanko and Office Depot EVP and CFO Mike Newman will co-chair the integration planning process.

o	Their shared objective is to mutually develop an integration plan designed to ensure a smooth and productive transition and capture the projected $400-$600 million in annual cost synergies by the third year following the transaction’s close.

•	The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

•	The combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of the CEO for the combined company.

•	On April 8, 2013, both OfficeMax and Office Depot received an anticipated “Second Request” from the FTC, which is an anticipated step in the regulatory review process for this transaction. Both companies are in the process of responding to the FTC’s request for additional information with which to evaluate the proposed merger.

•	On April 9, 2013, Form S-4 Registration Statement (including the Joint Proxy Statement/ Prospectus) was filed with the Securities and Exchange Commission requesting OfficeMax and Office Depot shareholder approvals and registering the new Office Depot shares to be issued upon closing.

•	Next steps in the merger process include regulatory approval and clearance, special shareholder meetings held by OfficeMax and Office Depot for purposes of facilitating shareholder votes to approve the merger, and closing of the transaction. Exact timing of these events is still to be determined.

•	It’s too early to comment on what impact a merger might have on our combined business structure. Until the transaction closes, OfficeMax and Office Depot must continue to compete as two separate companies.

A Compelling Combination

•	This merger of equals presents a compelling combination. Following is a high-level summary of some of the strengths of both companies:

OfficeMax	Nation’s 11th largest online retailer*

Office Depot	Nation’s 7th largest online retailer*

OfficeMax

One of the 2013 World’s Most Ethical Companies, and the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. This is the second consecutive year OfficeMax has received this honor.

OfficeMax/Office Depot	Ranked in Top 50 of America’s Corporations for Women and Minority Business Enterprises by DiversityBusiness.com from 2000 to 2010

OfficeMax/Office Depot	Focus on driving cost efficiencies

OfficeMax/Office Depot	Commitment to innovation (i.e., new store formats, services for the business customer)

*Internet® Retailer Magazine 2013 Top 500 list

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals;

the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.